UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                         DME INTERACTIVE HOLDINGS, INC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   233220-10-2
                                 --------------
                                 (CUSIP Number)

              THOMAS O'ROURKE, MANAGING MEMBER, TORTOISE GROUP, LLC
           35 KING STREET, ENGLEWOOD, NEW JERSEY 07631; (201) 816-3500
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  JUNE 18, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box G

Check the following box if a fee is being paid with this statement.         [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 233220-10-2              SCHEDULE 13D/A                    PAGE 2 OF 6



1.NAME OF REPORTING PERSON
    Tortoise Group, LLC
    Tax ID No.: 223660509

-------------------------------------------------------------------------------
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)  [ ]
                                                              (B)  [X]


-------------------------------------------------------------------------------
3.SEC USE ONLY


-------------------------------------------------------------------------------
4.SOURCE OF FUNDS
     No funds were expended by the reporting person. The reporting person acquired the shares of common stock of the issuer in exchange for the reporting person's ownership (membership) interest in Digital Mafia Entertainment, LLC.


-------------------------------------------------------------------------------
5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)  [  ]
     Not Applicable


-------------------------------------------------------------------------------
6.CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey, United States


-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7. SOLE VOTING POWER EACH REPORTING
     The reporting person has no voting power over the shares of common stock beneficially owned.

  8. SHARED VOTING POWER
     Not Applicable

  9. SOLE DISPOSITIVE POWER

      Beneficially owns 1,924,000 of the 23,356,599 shares of common stock issued and outstanding - 8.23% of the issued and outstanding shares of common stock

10. SHARED DISPOSITIVE POWER
     Not Applicable

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      BENEFICIALLY OWNS AN AGGREGATE OF 14,800,000 OF THE 23,356,599 SHARES ISSUED AND OUTSTANDING

CUSIP NO. 233220-10-2              SCHEDULE 13D/A                    PAGE 3 OF 6

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]


-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.23% OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

      A Limited Liability Company

-------------------------------------------------------------------------------

CUSIP NO. 233220-10-2              SCHEDULE 13D/A                    PAGE 4 OF 6



                                       13D
                             Additional Information


Item 1.  SECURITY AND ISSUER.
         --------------------

         This statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value per share (the "Common Stock") of DME Interactive Holdings, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 519 Palisades Avenue, Englewood, New Jersey 07632.

Item 2. IDENTITY AND BACKGROUND.
        ------------------------

         This Statement is being filed by Thomas O'Rourke on behalf of Tortoise Group, LLC ("LLC") a shareholder of the Company. Thoms O'Rourke is the Managing Member and sole members of the reporting person, LLC. During the last five years neither Thomas O'Rourke nor LLC has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. LLC was formed and conducts its business in the State of New Jersey, United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         No funds have been expended by LLC with respect to the acquisition of the shares of common stock it beneficially owns. LLC acquired the shares of common stock in the Company in exchange for its ownership (membership) interest in Digital Mafia Entertainment, LLC ("Digital") pursuant to a Share Exchange Agreement by and among the Company (formerly known as Pride Automotive Group, Inc, (See the Certificate of Amendment attached hereto as Exhibit A)) and Digital, dated March 30, 1999, as amendmed.

Item 4.  PURPOSE OF TRANSACTION.
         -----------------------

         Tortoise Group, LLC's acquisition of the shares was pursuant to a Share Exchange Agreement by and among the Company and Digital, dated March 30, 1999, as amended. (See Share Exchange Agreement attached hereto as Exhibit B.)

CUSIP NO. 233220-10-2              SCHEDULE 13D/A                    PAGE 5 OF 6


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Tortoise Group, LLC beneficially owns, 1,924,000 of the 23,356,599 shares of common stock issued and outstanding or 8.23% of the issued and outstanding shares of common stock as of the date hereof.

         Of the 1,924,000 shares of common stock beneficially owned by Tortoise Group, LLC, Darien Dash, the President of the Company, through an Irrevocable Proxy and Right of First Refusal executed by Tortoise Group, LLC, possesses the sole power to vote Tortoise Group, LLC's 1,924,000 shares. LLC has the sole power to dispose of its 1,924,000 shares. Within the past 60 days, Tortoise Group, LLC did not effect any transactions other than the acquisition of the shares discussed in this Statement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        --------------------------------------------------------------

         Pursuant to an Irrevocable Proxy and Right of First Refusal executed by Tortoise Group, LLC, Darien Dash has been given the sole power to vote and the right of first refusal to purchase the 1,924,000 shares of common stock held by Tortoise Group, LLC. (See the Irrevocable Proxy and Right of First Refusal attached hereto as Exhibit C.)

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit A    Certificate of Amendment to Certificate of
                      Incorporation

         Exhibit B    Share Exchange Agreement dated March 30, 1999

         Exhibit C    Irrevocable Proxy and Right of First Refusal

CUSIP NO. 233220-10-2              SCHEDULE 13D/A                    PAGE 6 OF 6






                                   SIGNATURE




        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        Signature By:  /s/ THOMAS O'ROURKE
                                                       -------------------
Dated on:JUNE 30, 1999                                 Thomas O'Rourke,
                                                       Managing Member
                                                       Tortoise Group, LLC